Filed by Nocturne Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No.: 001-40259

Date: November 6, 2023

Cognos Announces U.S. Patent Award for Cerebral Microdialysis

Inglewood, CA – November 6, 2023 – Cognos Therapeutics, Inc. (“Cognos” or the “Company”), a medical technology company focused on developing implantable smart pump technology, today announced its U.S. patent award covering an apparatus for microdialysis of the brain, which the Company intends to develop for treatment of neurodegenerative diseases such as Alzheimer’s, Parkinson’s, multiple sclerosis, and brain cancer using the Cognos’ Sinnais™ implantable smart pump technology platform.

“We are pleased that the U.S. Patent Office has yet again recognized the uniqueness of our technology and granted this patent, which we hope paves the way for an advanced, fourth modality of treatment that more directly attacks neurological targets at the source, unlike drugs that cannot adequately get to the brain region due to the blood brain barrier. We hope that our patent will eventually enable safer and more effective treatment of neurological diseases, such as Alzheimer’s,” said Frank Adell, Chief Executive Officer of Cognos.

Cognos intends to develop the patented technology to enable cerebrospinal fluid (“CSF”) dialysis, where CSF is filtered from protein debris. The Company plans to pursue this development in parallel with its primary focus of developing Sinnais™ to enable pharmaceutical companies to deliver drugs directly to the brain region by bypassing the blood-brain barrier.

Cognos anticipates that CSF dialysis will involve (i) a catheter placed into the ventricle of the patient’s brain, (ii) an implantable pump capable of transporting CSF containing diseased cells associated with the neurodegenerative condition and (iii) an implantable separation device capable of dialyzing the CSF to remove circulating diseased cells and return clean CSF back to the brain. “In a healthy patient, CSF is typically clear and free from protein aggregates and debris. We are developing a microdialyzer to maintain the clarity and cleanliness of CSF in Alzheimer’s patients by effectively removing protein aggregates such as beta-amyloid and tau proteins. We are currently in the early stages of development and are gearing up to initiate the first phase of proof of concept for our brain dialysis concept, scheduled to commence next year. We are excited about the potential impact our technology could have on Alzheimer’s patients and their families,” concluded Mr. Adell.

According to a 2023 GlobalData analysis, the global market for Alzheimer’s disease is projected to grow at a compound annual rate of 20.0% from $2.2 billion in 2020 to $13.7 billion in 2030. It remains an area of immense interest for both the pharmaceutical and medical device industries. In the United States alone, the prevalence of Alzheimer’s disease affects over 6 million people, making it one of the most common neurodegenerative conditions. The economic impact is staggering, with annual costs for care and treatment reaching hundreds of billions of dollars. On a global scale, Alzheimer’s disease touches the lives of approximately 50 million individuals, and this number is expected to rise with the aging population.

Cognos has an extensive portfolio of patents and patent applications covering all key products, with over 30 exclusively owned patents that cover jurisdictions in the U.S., Canada, Mexico, China, Europe, Australia, and Japan.

About Cognos Therapeutics, Inc.

California-based Cognos is a medical technology company focused on developing implantable smart pump technology. The company’s technology platform Smart Drug Delivery System (“SDDS”) serves as a convergence of therapeutics and diagnostics within a single device. Its SDDS is centered around principles such as local delivery, metronomic dosing, and real-time physician feedback after drug administration by delivering therapeutic directly to the brain ventricle bypassing the blood-brain barrier for potentially improved outcomes for brain cancers and other neurological diseases. For more information visit https://cognosthx.com.

About Nocturne Acquisition Corporation

Nocturne is a blank check company incorporated as a Cayman Islands exempted company on October 28, 2020. Nocturne was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Nocturne completed its initial public offering on April 5, 2021. Nocturne is led by Henry Monzon, its Chief Executive Officer, and Ka Seng (Thomas) Ao, its Chief Financial Officer.

Cautionary Note Regarding Forward-Looking Statements

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination between Cognos and Nocturne and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this press release. To the fullest extent permitted by law, under no circumstances will Cognos, Nocturne or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this press release have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Cognos nor Nocturne has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of Nocturne, Cognos or the Business Combination. Viewers of this press release should each make their own evaluation of Nocturne and Cognos and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

In addition, certain statements made herein contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, reflecting Nocturne’s and Cognos’ expectations, plans or forecasts of future events and views as of the date of this press release. Nocturne and Cognos anticipate that subsequent events and developments will cause Nocturne’s and Cognos’ assessments to change. However, while Nocturne and Cognos may elect to update these forward-looking statements at some point in the future, Nocturne and Cognos specifically disclaim any obligation to do so. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believe,” “predict,” “potential,” “might”, “continues,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of Nocturne or Cognos). Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing Nocturne’s and Cognos’ assessments as of any date subsequent to the date of this press release.

Additional Information About the Business Combination and Where to Find It

Nocturne has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to Nocturne’s shareholders in connection with its solicitation of proxies for the vote by Nocturne’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the Business Combination. Nocturne urges its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Nocturne, Cognos and the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Nocturne as of the record date established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Nocturne and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with Nocturne’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Business Combination because they will contain important information about Nocturne, Cognos and the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Nocturne Acquisition Corp., Attention: Ka Seng (Thomas) Ao, telephone: 650-935-0312. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Nocturne, Cognos and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Nocturne’s shareholders in connection with the Business Combination. Nocturne’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Nocturne in Nocturne’s final prospectus filed with the SEC on April 1, 2021, in connection with Nocturne’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Nocturne’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the proxy statement/prospectus that Nocturne intends to file with the SEC. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Investors:

Gilmartin Group

Vivian Cervantes

IR@cognosthx.com

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